# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Diversified Energy Co PLC, CIK 0001922446
CUSIP: G2891G204
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1600 Corporate Drive, Birmingham, Alabama (AL), 35242
Date of event which requires filing of this statement: 05/09/2025
Amends the filing with accession number 0001104659-25-048791
Filed by CIK 0001501729

## Reporting persons
- FS Specialty Lending Fund: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,949,906; sole dispositive power 0; shared dispositive power 3,949,906; aggregate amount beneficially owned 3,949,906 (4.9% of the class)
  Comment: This amendment is being filed because the percentage of class beneficially owned by FS Specialty Lending Fund fell below 5% as of May 9, 2025 (the "Effective Date"). This Schedule 13G shows the number of shares beneficially owned by FS Specialty Lending as of the Effective Date.
- FS/EIG Advisor, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,949,906; sole dispositive power 0; shared dispositive power 3,949,906; aggregate amount beneficially owned 3,949,906 (4.9% of the class)
  Comment: This amendment is being filed because the percentage of class beneficially owned by FS/EIG Advisor, LLC fell below 5% as of the Effective Date. This Schedule 13G shows the number of shares beneficially owned by FS/EIG Advisor, LLC as of the Effective Date.
- FS Investment Advisor, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,949,906; sole dispositive power 0; shared dispositive power 3,949,906; aggregate amount beneficially owned 3,949,906 (4.9% of the class)
  Comment: This amendment is being filed because the percentage of class beneficially owned by FS Investment Advisor, LLC fell below 5% as of the Effective Date. This Schedule 13G shows the number of shares beneficially owned by FS Investment Advisor, LLC as of the Effective Date.

## Item 1. Issuer
Name of issuer: Diversified Energy Co PLC
Address of issuer's principal executive offices: 1600 Corporate Drive Birmingham, AL, 35242

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

FS Specialty Lending Fund
FS/EIG Advisor, LLC
FS Investment Advisor, LLC

This Statement relates to common shares (the "Shares") of Diversified Energy Co PLC (the "Company") owned by FS Specialty Lending Fund through its wholly-owned subsidiary FSEP Investments, Inc. FS/EIG Advisor, LLC is the investment adviser to FS Specialty Lending Fund. FS Investment Advisor, LLC is a member of FS/EIG Advisor, LLC and is responsible for appointing the investment committee members responsible for making investment decisions with respect to the Shares. This amendment was filed to reflect the sale of 139,748 Shares between March 14, 2025 and May 9, 2025 (the "Effective Date"), which caused the Reporting Persons' beneficial interest to fall below 5% of the Company's outstanding Shares as of the Effective Date.

With respect to Item 3 below, FS/EIG Advisor, LLC selects "[a]n investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E)."
Address of principal business office or, if none, residence:
The principal business office for all filing persons is:
c/o FS Investments
201 Rouse Boulevard
Philadelphia, PA 19112
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3949906.00
Percent of class: 4.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3949906.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3949906.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FS Specialty Lending Fund: /s/ Stephen Sypherd, Stephen Sypherd, General Counsel (05/29/2025)
- FS/EIG Advisor, LLC: /s/ Stephen Sypherd, Stephen Sypherd, Authorized Signatory (05/29/2025)
- FS Investment Advisor, LLC: /s/ Stephen Sypherd, Stephen Sypherd, Authorized Signatory (05/29/2025)